EXHIBIT 99.5
Telkom SA Limited
Incorporated in the Republic of South Africa
Registration number: 1991/005476/06
JSE and NYSE Share code: TKG
ISIN: ZAE 000044897
(“Telkom” or “the Company”)
Telkom SA Limited: Director dealing in securities
In compliance with paragraph 3.63 of the Listings Requirements of the JSE Limited, South Africa, we hereby advise the following dealing by a director in Telkom securities:

Name of director	: RJ September
Category of director	: Executive
Name of company	: Telkom SA Limited

Acquisition of securities
Shares granted in terms of Telkom Conditional Share Plan
Date of transaction	: 5 December 2008
Price of securities	: Nil
Number of securities	: 5 450
Total value of securities	: Nil
Class of securities	: Ordinary shares
Nature of transaction	: Acquisition of ordinary shares
Interest	: Direct beneficial
Clearance to deal received	: Yes
PRETORIA
28 January 2009
Sponsor to Telkom SA Limited
UBS South Africa (Pty) Ltd